Exhibit 23.1

Consent of GeothermEx, Inc.

We consent to the use by Raser Technologies, Inc. (the “Company”) of our report, dated August 1, 2008, and we consent to the use of all quotations, summaries or information derived from such report, including any geothermal reserve information, included or incorporated by reference in the Company’s periodic reports on Forms 10-K, 10-Q and 8-K and in the Registration Statements of the Company on Form S-8 (No. 333-123124), Form S-8 (No. 333-141495), Form S-3 (No. 333-142779), Form S-3 (No. 333-142884) and Form S-3 (No. 333-151330, and any amendments thereto. We also consent to all references to us included or incorporated by reference in the Company’s periodic reports and the foregoing registration statements.

GeothermEx, Inc.

By:	/s/ Subir K. Sanyal
Subir K. Sanyal
President

October 7, 2008